Exhibit 99.1

06-016 Date: May 5, 2006

NEWS RELEASE	Contact:
& Q1 INTERIM REPORT	Investor/Media Relations:
FOR IMMEDIATE RELEASE	Richard Downey
Director, Investor Relations
Phone: (403) 225-7357

Agrium reports first quarter results,	Christine Gillespie
expects strong second quarter	Investor Relations Manager
Phone (403) 225-7437

Contact us at: www.agrium.com

ALL AMOUNTS ARE STATED IN U.S.$
CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today a net loss for the first quarter of 2006 of $48-million ($0.37 diluted loss per share), down from net earnings of $24-million ($0.18 diluted earnings per share) for the same period in 2005. The net loss included non-qualifying natural gas hedging losses previously announced, which totaled $43-million (pre-tax) and reduced earnings by $0.21 per share. Agrium’s sales are seasonal in nature and the first quarter is typically the weakest as inventory is built for the spring season.
Both Retail and Wholesale results were impacted by wet weather in the Western U.S. that delayed the start of the planting season relative to 2005. Purchases of crop inputs by both growers and retailers were also impacted by an uncertain crop and nutrient price environment as growers elected to defer purchases until planting.
“The first quarter was challenging, however we are forecasting strong earnings for the second quarter as we expect a solid spring season and as we begin to benefit from our recent Royster-Clark acquisition,” said Mike Wilson, Agrium President and CEO.
“The Royster-Clark integration team has been very active in preparing for the full integration of the business which will be substantially implemented this summer as planned. Our review of the business has increased our confidence in our ability to achieve at least $30-million in synergies by the end of 2007 as previously announced,” continued Mr. Wilson.
Agrium is providing guidance for the first half of 2006 of $0.65 to $0.75 diluted earnings per share, or $1.02 to $1.12 for the second quarter.

KEY DEVELOPMENTS
In the first quarter, Agrium acquired Royster-Clark for a total consideration of $474-million, becoming the largest agricultural retailer in the U.S. Royster-Clark is a major retail distributor of crop inputs, operating more than 250 farm centers throughout the Midwestern and Southeastern U.S. One of the facilities purchased as part of the acquisition, the East Dubuque nitrogen facility, was sold to Rentech in April 2006 for $50-million plus approximately $20-million in working capital and an associated 10-year marketing agreement.
Retail gross profit decreased over the prior year as wet weather in the Western U.S. delayed normal first quarter activity. The majority of these sales are expected to be recovered in the second quarter. Results from the recently acquired Royster-Clark retail business for the period February 9, 2006 to March 31, 2006 are reflected in the retail results.
Agrium also concluded the purchase of Nu-Gro’s fertilizer technology and professional products businesses this quarter. Nu-Gro produces and distributes controlled release and professional turf products, with total annual sales of approximately $80-million. Financial results from our specialty products, such as those sold by Nu-Gro, will continue to be reported within the North America Wholesale segment until a new business segment is defined later this year. As with most of our other businesses, the primary selling season for the Specialty business is the second quarter.
South America Wholesale nitrogen sales and margins were relatively strong in the first quarter as domestic sales returned to more normal levels and export markets showed continued strength. North America Wholesale nitrogen costs and margins in the first quarter were impacted by $13-million in costs associated with the temporary reduction in production, and sales from inventory that was produced in the fourth quarter with exceptionally high natural gas costs. Agrium’s overall natural gas cost for product produced in the first quarter of 2006 was $6.33/MMBtu (excluding hedge losses) compared to $4.19/MMBtu in the same quarter in 2005 and compared to the average NYMEX price of $9.08/MMBtu in the first quarter of 2006.
Domestic potash sales increased and pricing remained firm despite continued high producer inventories as a result of low offshore sales. International sales were significantly reduced as a result of continued uncertainty surrounding Chinese/Russian potash price negotiations. The lower potash sales and stronger Canadian dollar increased our average production costs reducing margins.
Phosphate gross margins were negatively impacted by higher costs due to the higher Canadian dollar and as we refine our operational processes to handle the higher iron ore content in the phosphate rock from a new section of our Canadian phosphate mine. We expect to show improvement in the second half of 2006 and fully address the rock quality issue by year-end.

MANAGEMENT’S DISCUSSION AND ANALYSIS
May 5, 2006
The following interim management’s discussion and analysis (MD&A) updates our annual MD&A included in our 2005 Annual Report to Shareholders, to which our readers are referred. No update is provided where an item is not material or there has been no material change from the discussion in our annual MD&A.
Forward-Looking Statements
Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties as well as various assumptions and business sensitivities, including those referred to in the management discussion and analysis section of the Corporation’s most recent Annual Report to shareholders as well as those risk factors described in the Corporation’s most recent Annual Information Form, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
The major assumptions for our first half guidance are primarily dependent on, but not limited to:
•	our expectation that nutrient prices will approximate current levels;

•	that the current Russian/Chinese potash negotiations will be resolved shortly;

•	that the majority of our natural gas hedge positions will qualify for hedge accounting treatment;

•	that the average NYMEX gas price for the second quarter will not deviate dramatically from the current level of approximately $7/MMBtu;

•	that nutrient sales volumes in our key North American markets will not decline by more than seven percent over the 2005 spring season;

•	that the Argentine fertilizer season improves from last year where drought and crop prices adversely impacted our sales;

•	that the exchange rate for the Canadian dollar, expressed in U.S. dollars, will not increase significantly above the current level of approximately C$1.11 to U.S.$1.00; and

•	that our retail chemical and fertilizer sales and margins approximate historical levels.
Other factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, weather conditions, future prices of nitrogen, phosphate and potash, variability in and regional price differentials in various North American gas prices, the future gas prices and availability at Kenai, the exchange rates for U.S., Canadian and Argentine currencies, South American domestic fertilizer consumption and government policies, China’s urea trade policies and volumes, future fertilizer inventory levels, future nitrogen, potassium and phosphate consumption and crop protection chemical application rates in North America, future crop prices, future levels of nitrogen imports into North America and future additional fertilizer capacity and operating rates, and the potential inability to integrate new business acquisitions as planned or within the time predicted. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.
OVERVIEW OF CONSOLIDATED FINANCIAL HIGHLIGHTS
Net Earnings (Loss)
Agrium’s first quarter consolidated net loss was $48-million compared with earnings of $24-million for the same quarter of 2005. Diluted loss per share was $0.37 compared with diluted earnings per share of $0.18 for the same quarter last year. Earnings (loss) before interest and taxes (EBIT) were a loss of $64-million for the first quarter of 2006 compared to earnings of $52-million for the same period in 2005. First quarter results were negatively impacted by weather conditions which delayed the start of the spring season compared to last year, lower international potash sales as a result of reduced Chinese demand, realized losses on natural gas derivatives and the effect of unrealized mark-to-market accounting for natural gas derivatives.

Financial Position and Liquidity
In the first quarter of 2006 we executed on our growth strategy and utilized our available liquidity to make acquisitions. Overall, acquisitions combined with delayed customer purchases resulted in an increase in the majority of our working capital balances compared to the same period last year. Working capital is expected to decline through the second quarter of 2006 during our peak season. At the end of the first quarter of 2006, bank indebtedness net of cash on hand was $302-million compared to $326-million of cash held at March 31, 2005.
On January 25, 2006, we acquired the fertilizer technology and professional products businesses of Nu-Gro. We funded the purchase price of $86-million from cash on hand. On February 9, 2006, we acquired 98.68 percent of the Income Deposit Securities of Royster-Clark Ltd. and Royster-Clark ULC (collectively Royster-Clark) and took up the remaining outstanding shares by March 6, 2006. The total purchase consideration of $474-million to March 31, 2006 was funded from cash balances and existing credit facilities.
Effective January 18, 2006 we increased the maximum amount available under our accounts receivable securitization facility to $200-million and effective April 10, 2006 we increased our line of credit limit to $600-million. Effective April 26, 2006, we completed the planned sale of our newly acquired East Dubuque plant for $50-million plus working capital of approximately $20-million. The sale proceeds will be recorded in the second quarter of this year.
Our non-cash working capital balance increased to $698-million at quarter end versus $335-million at the end of the first quarter in 2005. The change in each of the non-cash working capital items is primarily due to the impact of our acquisitions. The change in receivables also reflects the utilization of $92-million of our accounts receivable securitization program at March 31, 2006. The increase in the consolidated inventory balance of $572-million over the same quarter in 2005 reflects the inventory balances of Royster-Clark and Nu-Gro in the total amount of $396-million. Excluding the balance related to the acquired operations, North America Wholesale inventory and Retail inventory increased by $138-million and $41-million, respectively. Higher prices and volumes of nitrogen contributed $64-million and $40-million, respectively, to the increase in domestic Wholesale inventory. The volume change reflects the delay in customer purchases. Retail inventory was up due to the delay in the spring season compared to an early spring season last year.
BUSINESS SEGMENT PERFORMANCE
Retail
Approximately 67 percent of Royster-Clark’s net sales are from its retail operations. Royster-Clark’s retail results are aggregated with the results of our Retail segment. Royster-Clark was one of the largest agricultural retail companies in the United States, with over 250 retail farm centers located in the Midwestern and Southeastern United States. With the acquisition, Agrium has the largest number of retail centers in the United States.
Retail’s first quarter gross profit was $66-million compared to $51-million reported in the first quarter of 2005. Total net sales increased by $101-million, or 56 percent, compared to last year, however overall Retail margins decreased with the addition of Royster-Clark and their lower gross margin profile. Uncooperative weather, predominately the wet weather in Western United States, delayed spring planting and caused a decrease in sales volumes of 15 percent compared to the first quarter of 2005. Sales volumes in the second quarter of 2006 are expected to be strong and we expect to recover a majority of sales volumes lost in the first quarter. Retail EBIT for the first quarter of 2006 was a loss of $14-million compared to a loss of $3-million for the first quarter of 2005. Excluding an EBIT loss from Royster-Clark’s retail operations of $6-million, Retail EBIT was down $5-million over the same quarter last year, primarily attributable to lower fertilizer sales and increased selling costs such as compensation, fuel and maintenance.
Wholesale
North America Wholesale EBIT for the first quarter of 2006 was a loss of $38-million, a decrease of $106-million compared to the same quarter last year. Similarly, first quarter gross profit was $47-million, down $61-million compared to the same period of 2005, with gross margins declining from 29 percent to 13 percent. While the late spring season has caused first quarter domestic sales volumes to be lower than last year, our strong distribution position places us in an advantaged position to respond to a compressed spring season in the second quarter of 2006. We are optimistic that sales volumes will be strong in the second quarter of this year. The Canadian dollar for the first quarter of 2006 strengthened from $0.82 to $0.87 compared to the same quarter last year, which has negatively impacted results from our Canadian operations.
Domestic potash sales prices and volumes continue to be strong. Inventory levels are higher than the prior year but we expect they will be drawn down through increased demand in the second quarter due to the delayed spring season and the expected settlement of international pricing for the Chinese market. Our potash expansion project is on schedule for completion by the end of the third quarter of 2006.
Overall, nitrogen gross margins are down due to high gas input costs carried over from the fourth quarter of 2005, decreased sales volumes from seasonal weakness and reduced production volumes required to manage inventory levels. Future cost of product will benefit from recent reductions in gas costs.
Phosphate gross margins have been negatively impacted by the higher iron content in the rock at our Kapuskasing mine as we moved to a new section of ore body. This has increased costs and temporarily reduced operating rates as we implement processes to address this challenge. We anticipate working through this issue and returning to a more normal rock quality by year-end.
South America Wholesale EBIT for the first quarter of 2006 was $15-million, up $6-million from $9-million for the same quarter of 2005. Similarly, gross profit was up $5-million quarter over quarter to $19-million. Our Profertil plant set daily production records throughout the quarter and ran at a 100 percent on-stream factor. Sales volumes increased as customers accelerated purchases in anticipation of prices trending upward and exports to North America and Brazil were higher than the first quarter of 2005.
Other
EBIT for our ‘Other’ non-operating business segment for the first quarter of 2006 was down $5-million from the same period last year. The variance was primarily due to higher stock-based compensation expenses and foreign exchange losses, offset in part by the recognition of deferred issuance cost on the redemption of our eight percent preferred securities in the first quarter of 2005.

SELECTED QUARTERLY INFORMATION
(Unaudited, in millions of U.S. dollars, except per share information)

	2006	2005				2004 (a)
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net sales	657	770	807	1,180	537	720	672	1,011	435
Gross Profit	133	213	288	375	171	254	231	283	142
Net earnings (loss)	(48)	54	72	133	24	98	83	74	11
Earnings (loss) per share
-basic	(0.37)	0.41	0.54	1.01	0.18	0.75	0.63	0.56	0.08
-diluted	(0.37)	0.40	0.54	0.99	0.18	0.71	0.60	0.52	0.08

(a)	Amounts have been restated to reflect the January 1, 2005 adoption of the revised Canadian accounting standards reclassifying preferred securities from equity to debt.
NON-GAAP MEASURES
In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share, we make reference to EBIT (earnings (loss) before interest expense and income taxes) and EBITDA (earnings (loss) before interest expense, income taxes, depreciation, amortization and asset impairment). We consider EBIT and EBITDA to be useful measures of performance because income tax jurisdictions and business segments are not synonymous, and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business segments on a basis that is meaningful for comparison with other companies. EBIT and EBITDA measures are also used extensively in the covenants relating to our financing arrangements.
EBIT and EBITDA are not recognized measures under GAAP, and our method of calculation may not be comparable to other companies. EBIT should therefore not be used as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of our performance. Similarly, EBITDA should not be used as an alternative to cash provided by (used in) operating activities as determined in accordance with GAAP.
KEY RISKS AND UNCERTAINTIES
Our outlook for global nutrient markets remains generally positive. We anticipate some decrease in U.S. fertilizer demand as growers switch a small percentage of their crops from corn to soybeans, as well as the potential for some limited reduction in application rates.
The global nitrogen market remains tight and should continue to be supported by high global energy prices. There is some uncertainty over the North American market balance resulting from increased offshore imports earlier this year and delayed customer purchases. There is also some additional capacity expected to come on stream in the second half of 2006, although many of these facilities continue to be delayed.
Phosphate markets are anticipated to remain relatively tight as production curtailments and permanent closures have maintained a balanced North American market. Exports to China and India have recently increased which should help support phosphate markets in the near term.

The key risk to the potash market is from the extended negotiations between China and Russian/Belarus potash producers. North American potash inventories are high relative to last year due to reduced Chinese purchases but inventories remain near the five-year average due to lower North American production levels.
OTHER
Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North and South America. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.
A WEBSITE SIMULCAST of the 2006 1st Quarter Conference Call will be available in a listen-only mode beginning Friday, May 5th at 10:30 a.m. MT (12:30 p.m. ET). Please visit the following website: www.agrium.com

AGRIUM INC.
Consolidated Statements of Operations and Retained Earnings
(Millions of U.S. dollars, except per share information)
(Unaudited)

	Three months ended
	March 31,
	2006	2005
Sales	$688	$576
Direct freight	31	39

Net sales	657	537
Cost of product	524	367

Gross profit	133	170

Expenses
Selling	78	54
General and administrative	21	16
Depreciation and amortization	39	38
Royalties and other taxes	5	10
Other expenses (note 8)	54	—

	197	118

Earnings (loss) before interest expense and income taxes	(64)	52
Interest on long-term debt	9	14
Other interest	2	—

Earnings (loss) before income taxes	(75)	38

Current income taxes	(4)	11
Future income taxes (reduction)	(23)	3

Income taxes	(27)	14

Net earnings (loss)	(48)	24
Retained earnings – beginning of period	584	392

Retained earnings – end of period	$536	$416

Earnings (loss) per share (note 9)
Basic	$(0.37)	$0.18
Diluted	$(0.37)	$0.18

AGRIUM INC.
Consolidated Statements of Cash Flows
(Millions of U.S. dollars)
(Unaudited)

	Three months ended
	March 31,
	2006	2005
Operating
Net (loss) earnings	$(48)	$24
Items not affecting cash
Depreciation and amortization	39	38
Future income taxes	(23)	3
Foreign exchange	—	(3)
Other	19	9
Net change in non-cash working capital	(5)	54

Cash (used in) provided by operating activities	(18)	125

Investing
Capital expenditures	(28)	(21)
Acquisitions (note 2)	(560)	—
Decrease (increase) in other assets	2	(8)
Proceeds from disposal of assets and investments	3	1
Net change in non-cash working capital	—	(11)
Other	(1)	—

Cash used in investing activities	(584)	(39)

Financing
Common shares	17	9
Bank indebtedness proceeds	341	—
Preferred securities repayment	—	(175)
Long-term debt repayment	—	(12)
Common share dividends paid	(7)	(7)

Cash provided by (used in) financing activities	351	(185)

Decrease in cash and cash equivalents	(251)	(99)
Cash and cash equivalents – beginning of period	300	425

Cash and cash equivalents – end of period	$49	$326

AGRIUM INC.
Consolidated Balance Sheet
(Millions of U.S. dollars)
(Unaudited)

	As at		As at
	March 31,		December 31,
	2006	2005	2005
ASSETS
Current assets
Cash and cash equivalents	$49	$326	$300
Accounts receivable	385	357	443
Inventories	1,177	605	533
Prepaid expenses	86	62	91
Assets held for sale (note 3)	84	—	—

	1,781	1,350	1,367
Property, plant and equipment	1,460	1,220	1,293
Intangible assets	31	—	—
Goodwill	121	—	—
Other assets	100	83	103
Future income tax assets	59	24	22

	$3,552	$2,677	$2,785

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness	$351	$—	$5
Accounts payable and accrued liabilities	1,001	640	576
Current portion of long-term debt	30	49	30
Liabilities related to assets held for sale (note 3)	3	—	—

	1,385	689	611

Long-term debt
Recourse debt	441	471	442
Non-recourse debt	35	69	—

	476	540	442
Other liabilities	287	259	280
Future income tax liabilities	255	212	272

	2,403	1,700	1,605

Shareholders’ equity
Share capital
Authorized: unlimited common shares
Issued: common shares: 2006 – 132 million (2005 – 133 million)	601	562	583
Contributed surplus	3	2	3
Retained earnings	536	416	584
Cumulative translation adjustment	9	(3)	10

	1,149	977	1,180

	$3,552	$2,677	$2,785

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the three months ended March 31, 2006
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
1. SIGNIFICANT ACCOUNTING POLICIES
The Corporation’s accounting policies are in accordance with accounting principles generally accepted in Canada and are consistent with those outlined in the annual audited financial statements except where stated below. These interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the Corporation’s audited consolidated financial statements for the year ended December 31, 2005. In management’s opinion, the interim consolidated financial statements include all adjustments necessary to present fairly such information.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
Goodwill
Goodwill represents the excess of the purchase price over the fair value of net identifiable assets upon acquisition of a business. Goodwill is allocated as of the date of the business combination to the Corporation’s reporting units that are expected to benefit from the synergies of the business combination.
Goodwill is not amortized. Management tests goodwill for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out at the reporting unit level. When the carrying amount of a reporting unit’s goodwill exceeds the implied fair value of goodwill, an impairment charge is recognized as an asset impairment expense in the amount equal to the excess.
Intangible assets
Identifiable intangible assets consist of customer relationships, trade names and trademarks, patents and technology and licensing agreements. Intangible assets with definite lives are amortized on a straight-line basis over their estimated useful lives. Intangible assets with indefinite lives are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate the asset might be impaired.
2. ACQUISITIONS
Nu-Gro

On January 25, 2006, the Corporation closed its purchase of a 100 percent interest in the Nu-Gro fertilizer technology and professional products businesses. The preliminary allocation of the fair value of the assets acquired and liabilities assumed is summarized below.

Fair value of assets acquired and liabilities assumed:
Working capital	$27
Property, plant and equipment	23
Other long-term assets	21
Goodwill	24
Future income taxes and other liabilities	(9)

Total consideration	$86

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the three months ended March 31, 2006
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
2. ACQUISITIONS (continued)
The preliminary allocation of fair value to the assets acquired and liabilities assumed may be subject to change as additional information becomes available.
Earnings of Nu-Gro from the date of acquisition are included in the consolidated statement of operations of the Corporation in the North America Wholesale segment.
Royster-Clark Ltd.
On February 9, 2006, Agrium acquired 98.68 percent of the Income Deposit Securities (“IDSs”) of Royster-Clark Ltd. and Royster-Clark ULC (collectively “Royster-Clark”). Each IDS consisted of one common share of Royster-Clark Ltd. and C$6.08 principal amount of 14 percent subordinated notes of Royster-Clark ULC. The remaining 1.32 percent of the common shares of Royster-Clark Ltd. was acquired on March 6, 2006. Additionally, in February 2006, the Corporation acquired the minority interest in Royster-Clark Holdings, Inc., representing an 8.9 percent voting and 19.9 percent equity interest, that was not owned by Royster-Clark Ltd.
The preliminary allocation of the fair value of the assets acquired and liabilities assumed is summarized below.

Fair value of assets acquired and liabilities assumed:
Working capital	$169
Property, plant and equipment	211
Other long-term assets	64
Goodwill	97
Other liabilities	(32)
Long-term debt	(35)

Total consideration	$474

The preliminary allocation of fair value to the assets acquired and liabilities assumed may be subject to changes as additional information becomes available. On April 14, 2006, Agrium acquired and cancelled $17-million face value of the outstanding long-term debt of Royster-Clark for cash consideration of $26-million. The amount of this debt is included in the preliminary purchase price allocation at fair value.
Earnings of Royster-Clark from the date of acquisition are included in the consolidated statement of operations of the Corporation split between our North America Wholesale and Retail segments as appropriate.

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the three months ended March 31, 2006
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
3. ASSETS HELD FOR SALE
On November 7, 2005, Royster-Clark Inc., a wholly-owned subsidiary acquired in the Royster-Clark acquisition, entered into an agreement to sell the East Dubuque, Illinois nitrogen production facility for $50-million plus related working capital.
The assets and liabilities of the East Dubuque facility operations have been segregated in the accompanying interim consolidated balance sheets and are reported as “Assets held for sale” and “Liabilities related to assets held for sale”. The sale agreement closed on April 26, 2006.
The assets held for sale and the related liabilities as of March 31, 2006 are as follows:

Assets
Accounts receivable	$2
Inventories	32
Property, plant and equipment	50

$84

Liabilities
Accounts payable	$3

4. ACCOUNTS RECEIVABLE
During January 2006, the Corporation increased the maximum amount available under its accounts receivable securitization facility to $200-million. At March 31, 2006, the Corporation had sold $92-million (2005 – nil) under the facility.
5. SHARE CAPITAL

	Three months ended
	March 31,
	2006		2005
	Number of		Number of
	Shares		Shares
	(millions)	Amount	(millions)	Amount
Common shares
Issued and outstanding, beginning of period	131	$583	132	$553
Issued on exercise of stock options	1	18	1	9

Issued and outstanding, end of period	132	$601	133	$562

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the three months ended March 31, 2006
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
6. EMPLOYEE FUTURE BENEFITS
The total net employee future benefits expense for the Corporation’s pension and post-retirement benefit plans are computed as follows:

	Three months ended
	March 31,
	2006	2005
Defined benefit pension plans	$3	$2
Post-retirement benefit plans	1	2
Defined contribution pension plans	6	5

Total expense	$10	$9

7. BANK INDEBTEDNESS
In April 2006, we increased our $450-million three-year syndicated revolving unsecured credit facility to $600-million.
8. OTHER EXPENSES

	Three months ended
	March 31,
	2006	2005
Interest income	$(3)	$(4)
Stock-based compensation	6	1
Environmental remediation and accretion of asset retirement obligation	2	2
Deferred financing costs on settlement of debt	—	5
Net realized and unrealized loss on non-qualifying derivatives (a)	43	2
Foreign exchange loss (gain)	3	(3)
Litigation and contract settlements	—	(6)
Other	3	3

	$54	$—

(a)	At March 31, 2006, the Corporation had 100 million MMBtu notional amount of natural gas derivative contracts that did not qualify for hedge accounting treatment. During the first quarter of 2006, other expenses included net realized and unrealized losses in the amount of $43-million related to these contracts.

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the three months ended March 31, 2006
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
9. EARNINGS (LOSS) PER SHARE
The following table summarizes the computation of net (loss) earnings per share:

	Three months ended
	March 31,
	2006	2005
Numerator:
Net (loss) earnings and numerator for basic and diluted (loss) earnings per share	$(48)	$24

Denominator:
Weighted average denominator for basic (loss) earnings per share	131	132

Dilutive instruments:
Stock options (a)	—	1

Denominator for diluted (loss) earnings per share	131	133

Basic (loss) earnings per share	$(0.37)	$0.18
Diluted (loss) earnings per share	$(0.37)	$0.18

(a)	For diluted earnings per share, these dilutive instruments are added back only when the impact of the instrument is dilutive to basic earnings per share.
There were 132 million common shares outstanding at March 31, 2006 (2005 – 133 million). The average common shares outstanding during the first quarter of 2006 and 2005 were 131 million and 132 million, respectively. As at March 31, 2006, the Corporation has outstanding approximately five million (2005 – eight million) options and options with tandem stock appreciation rights to acquire common shares.
10. SEASONALITY
The fertilizer business is seasonal in nature. Sales are concentrated in the spring and fall planting seasons while produced inventories are accumulated throughout the year. Cash collections generally occur after the planting seasons in North and South America.
11. SEGMENTED INFORMATION
The Corporation’s primary activity is the production and wholesale marketing of nitrogen, potash and phosphate and the retail sales of fertilizers, chemicals and other agricultural inputs and services. The Corporation operates principally in Canada, the United States and South America.
Net sales between segments are accounted for at prices, which approximate fair market value and are eliminated on consolidation. The reportable segment entitled “Other” includes Corporate functions and inter-segment eliminations.

Schedule 1
AGRIUM INC.
Segmentation
Three Months Ended March 31
(Unaudited – millions of U.S. dollars)

			Wholesale
	Retail		North America		South America		Other		Total
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Net sales - external	$280	$179	$355	$340	$22	$18	$—	$—	$657	$537
- inter-segment	—	—	16	28	5	1	(21)	(29)	—	—

Total net sales	280	179	371	368	27	19	(21)	(29)	657	537
Cost of product	214	128	324	260	8	5	(22)	(26)	524	367

Gross profit	66	51	47	108	19	14	1	(3)	133	170
Gross profit %	24%	28%	13%	29%	70%	74%	-5%	10%	20%	32%

Selling Expenses	$73	$51	$6	$4	$—	$—	$(1)	$(1)	$78	$54

EBITDA (1)	$(9)	$1	$(8)	$97	$18	$13	$(26)	$(21)	$(25)	$90

EBIT (2)	$(14)	$(3)	$(38)	$68	$15	$9	$(27)	$(22)	$(64)	$52

(1)	(Loss) earnings before interest expense, income taxes, depreciation, amortization and asset impairment.

(2)	(Loss) earnings before interest expense and income taxes.

Schedule 2
AGRIUM INC.
Product Lines
Three Months Ended March 31
(Unaudited – millions of U.S. dollars)

	2006					2005
	Net	Gross	Sales Tonnes	Selling Price	Margin	Net	Gross	Sales Tonnes	Selling Price	Margin
	Sales	Profit	(000’s)	($/Tonne)	($/Tonne)	Sales	Profit	(000’s)	($/Tonne)	($/Tonne)
North America Wholesale
Nitrogen (1)
Ammonia	$93	$5	269	$346	$19	$74	$10	273	$271	$37
Urea	106	4	366	290	11	127	37	502	253	74
Nitrate, Sulphate and Other	65	11	197	330	56	63	14	297	212	47

Total Nitrogen	264	20	832	317	24	264	61	1,072	246	57
Phosphate	54	5	163	331	31	46	11	158	291	70
Potash (2)	53	22	297	178	74	58	36	401	145	90

	371	47	1,292	287	36	368	108	1,631	226	66

South America Wholesale (1)	27	19	104	260	183	19	14	85	224	165

Retail (3)
Fertilizers	150	32				92	22
Chemicals	75	24				66	22
Other	55	10				21	7

	280	66				179	51

Other inter-segment eliminations	(21)	1				(29)	(3)

Total	$657	$133				$537	$170

(1)	International nitrogen sales were 244,000 tonnes (2005 – 278,000); net sales were $60-million (2005 – $55-million) and gross profit was $23-million (2005 — $27-million).

(2)	International potash sales were 102,000 tonnes (2005 – 230,000); net sales were $13-million (2005 – $27-million) and gross profit was $6-million (2005 — $18-million).

(3)	International Retail net sales were $14-million (2005 – $11-million) and gross profit was $2-million (2005 – $2-million).